Bill Huo Becker & Poliakoff P.A. 45 Broadway, 17th Floor New York, New York 10006 Email: Bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

December 13, 2024	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attention:	Mr. Dale Welcome

Ms. Anne McCornell

Re:	Planet Green Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed April 1, 2024

File No. 001-34449

To the Reviewing Staff Members of the Commission:

On behalf of our client, Planet Green Holdings Corp., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 8, 2024 on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 filed on April 1, 2024 (the “Form 10-K/A”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 to the Form 10-K (the “Form 10-K/A No. 1”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Form 10-K/A No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K/A No. 1.

Form 10-K/A for the Fiscal Year Ended December 31, 2023

Item 1. Business

Business, page 2

1.	We note that the consolidated VIE constitutes a material part of your consolidated financial statements. As we previously requested and you previously provided, please present, in tabular form, condensed consolidating schedules that disaggregate operations and depict financial position, cash flows, and results of operations as of the same dates and for the same periods that audited consolidated financial statements are required. The schedules should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedules should also disaggregate the parent company, the VIE, the WFOE that is the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature and amounts of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amount associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and, when necessary, additional disclosure about such amounts should be included in order to make the information present not misleading.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 2 through page 5 in accordance with the Staff’s instructions.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Steven Glauberman, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or sglauberman@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo